UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HilleVax, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

43157M102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43157M102
1.	Names of Reporting Persons Lightspeed Venture Partners Select IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 2,303,871 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 2,303,871 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,303,871 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Lightspeed Venture Partners Select IV, L.P., a Cayman Islands exempted limited partnership (“Lightspeed IV”), Lightspeed General Partner Select IV, L.P., a Cayman Islands exempted limited partnership (“LGP IV”), Lightspeed Ultimate General Partner Select IV, L.L.C., a Cayman Islands limited liability company (“LUGP IV”), Arif Janmohamed (“Janmohamed”) and Ravi Mhatre (“Mhatre” and, with Lightspeed IV, LGP IV, LUGP IV and Janmohamed collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This calculation is based on 48,437,001 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2023 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 43157M102
1.	Names of Reporting Persons Lightspeed General Partner Select IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 2,303,871 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 2,303,871 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,303,871 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This calculation is based on 48,437,001 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2023 with the SEC.

CUSIP No. 43157M102
1.	Names of Reporting Persons Lightspeed Ultimate General Partner Select IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 2,303,871 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 2,303,871 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,303,871 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This calculation is based on 48,437,001 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2023 with the SEC.

CUSIP No. 43157M102
1.	Names of Reporting Persons Arif Janmohamed
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 2,303,871 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 2,303,871 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,303,871 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This calculation is based on 48,437,001 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2023 with the SEC.

CUSIP No. 43157M102
1.	Names of Reporting Persons Ravi Mhatre
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 9,561 shares
		6.	Shared Voting Power 2,303,871 shares
		7.	Sole Dispositive Power 9,561 shares
		8.	Shared Dispositive Power 2,303,871 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,313,432 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This calculation is based on 48,437,001 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2023 with the SEC.

Item 1.
(a)	Name of Issuer HilleVax, Inc.
(b)	Address of Issuer’s Principal Executive Offices 321 Harrison Avenue Boston, Massachusetts 02118

Item 2.
(a)

Name of Person Filing

Lightspeed Venture Partners Select IV, L.P. (“Lightspeed IV”)

Lightspeed General Partner Select IV, L.P. (“LGP IV”)

Lightspeed Ultimate General Partner Select IV, L.L.C. (“LUGP IV”)

Arif Janmohamed (“Janmohamed”)

Ravi Mhatre (“Mhatre”)

(b)	Address of Principal Business Office or, if none, Residence c/o Lightspeed Venture Partners 2200 Sand Hill Road Menlo Park, CA 94025
(c)	Citizenship
	Entities:	Lightspeed IV - Cayman Islands
LGP IV - Cayman Islands
LUGP IV - Cayman Islands
	Individuals:	Janmohamed - United States of America
Mhatre - United States of America
	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number 43157M102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Lightspeed IV (1)	2,303,871		2,303,871		2,303,871	2,303,871	4.8%
LGP IV (1)			2,303,871		2,303,871	2,303,871	4.8%
LUGP IV (1)			2,303,871		2,303,871	2,303,871	4.8%
Janmohamed (1)			2,303,871		2,303,871	2,303,871	4.8%
Mhatre (1) (2)	9,561	9,561	2,303,871	9,561	2,303,871	2,313,432	4.8%

(1)    Includes 2,303,871 shares of Common Stock held by Lightspeed IV which may be deemed to be beneficially owned by LGP IV, LUGP IV and Janmohamed and Mhatre because (i) LGP IV is the general partner of Lightspeed IV, (ii) LUGP IV is the general partner of LGP IV and (iii) Janmohamed and Mhatre serve as managers of LUGP IV. Each of the Reporting Persons (other than Lightspeed IV) and each of their affiliated entities and the officers, directors, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by Lightspeed IV.

(2)    Includes 9,561 shares of Common Stock held by Mhatre who exercises sole voting and dispositive power over such shares.

(3)    This calculation is based on 48,437,001 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2023 with the SEC.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Lightspeed Venture Partners Select IV, L.P.

By:	Lightspeed General Partner Select IV, L.P.
its	General Partner

By:	Lightspeed Ultimate General Partner Select IV, L.L.C.
its	General Partner

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Duly Authorized Signatory

Lightspeed General Partner Select IV, L.P.

By:	Lightspeed Ultimate General Partner Select IV, L.L.C.
its	General Partner

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Duly Authorized Signatory

Lightspeed Ultimate General Partner Select IV, L.L.C.

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Duly Authorized Signatory

/s/ Arif Janmohamed
Arif Janmohamed

/s/ Ravi Mhatre
Ravi Mhatre

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of HilleVax, Inc. is filed on behalf of each of us.

Dated: February 14, 2024

Lightspeed Venture Partners Select IV, L.P.

By:	Lightspeed General Partner Select IV, L.P.
its	General Partner

By:	Lightspeed Ultimate General Partner Select IV, L.L.C.
its	General Partner

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Duly Authorized Signatory

Lightspeed General Partner Select IV, L.P.

By:	Lightspeed Ultimate General Partner Select IV, L.L.C.
its	General Partner

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Duly Authorized Signatory

Lightspeed Ultimate General Partner Select IV, L.L.C.

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Duly Authorized Signatory

/s/ Arif Janmohamed
Arif Janmohamed

/s/ Ravi Mhatre
Ravi Mhatre